Medidata Solutions, Inc.

79 Fifth Avenue, 8th Floor

New York, New York 10003

June 22, 2009

VIA EDGAR and FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Barbara C. Jacobs

Division of Corporation Finance

Re:	Medidata Solutions, Inc.
Registration Statement on Form S-1
Filed January 26, 2009
File No. 333-156935

Ladies and Gentlemen:

The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-156935) be accelerated so that such Registration Statement will become effective at 3:00 p.m., EST, on June 24, 2009, or as soon thereafter as practicable.

The undersigned acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MEDIDATA SOLUTIONS, INC.

By: /s/ Michael I. Otner

       Michael I. Otner

       General Counsel and Secretary

June 22, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Medidata Solutions, Inc.
Common Stock
Form S-1 File No. 333-156935

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 24, 2009 at 3:00 p.m. or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: June 9, 2009
(ii)	Dates of distribution: June 9, 2009 – to date
(iii)	Number of prospective underwriters: Four
(iv)	Number of prospectuses distributed under (iii) above: 11,300
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

[Remainder of page intentionally left blank; signature page follows.]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

CREDIT SUISSE SECURITIES (USA) LLC

JEFFERIES & COMPANY, INC.

NEEDHAM & COMPANY, LLC

As Representatives of the Several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Samson M. Frankel
Name: Samson M. Frankel
Title: Director and Counsel

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Steven Schwartz
Name: Steven Schwartz
Title: Managing Director

JEFFERIES & COMPANY, INC.

By:	/s/ Alex Lehmann
Name: Alex Lehmann
Title: Managing Director, Equity Capital Markets

NEEDHAM & COMPANY, LLC

By:	/s/ Samir Desai
Name: Samir Desai
Title: Managing Director

[Signature Page - Acceleration Request]